                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X]     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
        EXCHANGE ACT OF 1934

        For the fiscal year ended                    DECEMBER 31, 1999

                                         or

[ ]     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
        SECURITIES EXCHANGE ACT OF 1934.

        For the transition period from _______________ to ______________

        Commission File Number 1-7848 (Lazare Kaplan International Inc.)

                A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                        LAZARE KAPLAN INTERNATIONAL INC.
                     401(k) PLAN FOR SAVINGS AND INVESTMENTS

                B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                        LAZARE KAPLAN INTERNATIONAL INC.
                                529 FIFTH AVENUE
                               NEW YORK, NY 10017

                        LAZARE KAPLAN INTERNATIONAL INC.

                             401(k) PLAN FOR SAVINGS
                                 AND INVESTMENTS

                     YEARS ENDED DECEMBER 31, 1999 AND 1998

                                TABLE OF CONTENTS

                                                         Page

Report of Independent Auditors                             2

Statements of Net Assets
         Available for Benefits, with
         Fund Information                                  3

Statements of Changes in Net
         Assets Available for
         Benefits, with Fund Information                 4-5

Notes to Financial Statements                            6-9

Supplemental Schedules:

         Assets Held for Investment Purposes
         (Item 27a) for the year ended
         December 31, 1999                               10

                         REPORT OF INDEPENDENT AUDITORS


To the Trustees and Participants of
Lazare Kaplan International Inc.
401(k) Plan for Savings and Investments

We have audited the accompanying statements of net assets available for benefits of Lazare Kaplan International Inc. 401(k) Plan for Savings and Investments
(the "Plan") as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1999 and 1998, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes at December 31, 1999 and 1998, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

The schedule of assets held for investment purposes that accompanies the Plan's financial statements does not disclose the historical cost of investments. Disclosure of this information is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.



Ernst & Young LLP
May 16, 2000
New York, New York

LAZARE KAPLAN INTERNATIONAL INC.
401(K) PLAN FOR SAVINGS AND INVESTMENTS


STATEMENTS OF NET ASSETS
AVAILABLE FOR BENEFITS, WITH FUND INFORMATION                  FUND INFORMATION
                                     ----------   ----------   ----------   ----------   ----------
DECEMBER 31, 1999                     U.S. GOVT     GINNIE       EQUITY                     CAPITAL
                                      RESERVES        MAE         INCOME     MAGELLAN    APPRECIATION
                                     ----------   ----------   ----------   ----------   ----------
Investments                          $  241,889   $  206,400   $  903,802   $1,451,135   $  956,436
                                     ----------   ----------   ----------   ----------   ----------
TOTAL ASSETS                            241,889      206,400      903,802    1,451,135      956,436

LIABILITIES                                   0            0            0            0            0
                                     ----------   ----------   ----------   ----------   ----------
NET ASSETS AVAILABLE FOR BENEFITS    $  241,889   $  206,400   $  903,802   $1,451,135   $  956,436
                                     ==========   ==========   ==========   ==========   ==========



STATEMENTS OF NET ASSETS
AVAILABLE FOR BENEFITS, WITH FUND INFORMATION                  FUND INFORMATION

DECEMBER 31, 1999                    GROWTH &      GROWTH       EMPLOYEE        LKI
                                      INCOME         CO.          LOANS        STOCK       TOTAL
                                     ----------   ----------   ----------   ----------   ----------

Investments                          $  558,237   $  797,433   $  218,269   $    5,265   $5,338,866
                                     ----------   ----------   ----------   ----------   ----------
TOTAL ASSETS                            558,237      797,433      218,269        5,265    5,338,866

LIABILITIES                                   0            0            0            0            0
                                     ----------   ----------   ----------   ----------   ----------
NET ASSETS AVAILABLE FOR BENEFITS    $  558,237   $  797,433   $  218,269   $    5,265   $5,338,866
                                     ==========   ==========   ==========   ==========   ==========





STATEMENTS OF NET ASSETS
AVAILABLE FOR BENEFITS, WITH FUND INFORMATION                  FUND INFORMATION
                                     ----------   ----------   ----------   ----------   ----------
DECEMBER 31, 1998                     U.S. GOVT     GINNIE       EQUITY                     CAPITAL
                                      RESERVES        MAE         INCOME     MAGELLAN    APPRECIATION
                                     ----------   ----------   ----------   ----------   ----------
                                     ----------   ----------   ----------   ----------   ----------
Investments                          $  216,336   $  188,249   $  781,205   $1,162,646   $  592,638
                                     ----------   ----------   ----------   ----------   ----------
TOTAL ASSETS                            216,336      188,249      781,205    1,162,646      592,638

LIABILITIES                                   0            0            0            0            0
                                     ----------   ----------   ----------   ----------   ----------
NET ASSETS AVAILABLE FOR BENEFITS    $  216,336   $  188,249   $  781,205   $1,162,646   $  592,638
                                     ==========   ==========   ==========   ==========   ==========




STATEMENTS OF NET ASSETS
AVAILABLE FOR BENEFITS, WITH FUND INFORMATION                  FUND INFORMATION
                                     ----------   ----------   ----------   ----------   ----------
DECEMBER 31, 1998                    GROWTH &      GROWTH       EMPLOYEE        LKI
                                      INCOME         CO.          LOANS        STOCK       TOTAL
                                     ----------   ----------   ----------   ----------   ----------
                                     ----------   ----------   ----------   ----------   ----------
Investments                          $  468,188   $  408,548   $  216,745   $    4,620   $4,039,175
                                     ----------   ----------   ----------   ----------   ----------
TOTAL ASSETS                            468,188      408,548      216,745        4,620    4,039,175

LIABILITIES                                   0            0            0            0            0
                                     ----------   ----------   ----------   ----------   ----------
NET ASSETS AVAILABLE FOR BENEFITS    $  468,188   $  408,548   $  216,745   $    4,620   $4,039,175
                                     ==========   ==========   ==========   ==========   ==========

SEE NOTES TO FINANCIAL STATEMENTS.

                                                    -3-






                                     LAZARE KAPLAN INTERNATIONAL INC.
                                     401(K) PLAN FOR SAVINGS AND INVESTMENTS
                                     STATEMENT OF CHANGES IN NET ASSETS
                                     AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
                                     FOR THE YEAR ENDED DECEMBER 31, 1999




                                                                     FUND INFORMATION
                                                        ---------     ----------      -----------   -----------   ------------
                                                        U.S. GOVT       GINNIE          EQUITY                     CAPITAL
                                                         RESERVES         MAE            INCOME        MAGELLAN   APPRECIATION
                                                        ---------     ----------      -----------   -----------   ------------

Additions:
Contributions from participants                        $    20,500    $    19,307     $    75,097   $    90,575    $    52,237
Interest and dividend income                                11,261         12,431          90,349       122,495         61,013
Loan interest income                                         1,671          2,072           3,964         2,401          1,685
Loan repayments                                              8,909          9,623          14,062        10,312          3,883
                                                       -----------    -----------     -----------   -----------    -----------
Total additions/(deductions)                                42,341         43,433         183,472       225,783        118,818
                                                       -----------    -----------     -----------   -----------    -----------

Deductions:
Payments to participants                                    (4,606)        (8,812)        (47,469)      (26,510)        (8,349)
Loans to participants                                      (15,259)       (12,127)        (25,289)      (25,351)        (5,887)
                                                       -----------    -----------     -----------   -----------    -----------
Total (deductions)/additions                               (19,865)       (20,939)        (72,758)      (51,861)       (14,236)
                                                       -----------    -----------     -----------   -----------    -----------
Net increase/(decrease) prior to transfers and net
 realized and  unrealized appreciation/(depreciation)
 in fair value of investments                               22,476         22,494         110,714       173,922        104,582
Net realized and unrealized appreciation/(depreciation)
 in fair value of investments                                    0         (9,874)        (30,826)      162,826        228,124
Net inter fund transfers                                     3,077          5,531          42,709       (48,259)        31,092
                                                         -----------    -----------     -----------   -----------    -----------
Net increase/(decrease)                                     25,553         18,151         122,597       288,489        363,798

Net assets available for benefits:
 January 1, 1999                                           216,336        188,249         781,205     1,162,646        592,638
                                                       -----------    -----------     -----------   -----------    -----------
Net assets available for benefits
 December 31, 1999                                     $   241,889    $   206,400     $   903,802   $ 1,451,135    $   956,436
                                                       ===========    ===========     ===========   ===========    ===========




                                                                     FUND INFORMATION
                                                        -----------    -----------     -----------   -----------    -----------
                                                          GROWTH &       GROWTH        EMPLOYEE          LKI
                                                          INCOME         COMPANY         LOANS          STOCK         TOTAL
                                                        -----------    -----------     -----------   -----------    -----------
Additions:
Contributions from participants                        $    57,068    $    55,672     $         0   $         0    $   370,456
Interest and dividend income                                37,818         54,748               0           700        390,815
Loan interest income                                         1,713          2,317               0             0         15,823
Loan repayments                                              4,201          6,192         (57,182)            0              0
                                                       -----------    -----------     -----------   -----------    -----------
Total additions/(deductions)                               100,800        118,929         (57,182)          700        777,094
                                                       -----------    -----------     -----------   -----------    -----------
Deductions:
Payments to participants                                    (2,780)        (8,549)        (26,514)          (55)      (133,644)
Loans to participants                                         (505)          (802)         85,220             0              0
                                                       -----------    -----------     -----------   -----------
Total (deductions)/additions                                (3,285)        (9,351)         58,706           (55)      (133,644)
                                                       -----------    -----------     -----------   -----------    -----------
Net increase/(decrease) prior to transfers and net
 realized and  unrealized appreciation/(depreciation)
 in fair value of investments                               97,515        109,578           1,524           645        643,450
Net realized and unrealized appreciation/(depreciation)
 in fair value of investments                               14,845        291,146               0             0        656,241
Net inter fund transfers                                   (22,311)       (11,839)              0             0              0
                                                       -----------    -----------     -----------   -----------    -----------
Net increase/(decrease)                                     90,049        388,885           1,524           645      1,299,691

Net assets available for benefits:
 January 1, 1999                                           468,188        408,548         216,745         4,620      4,039,175
                                                       -----------    -----------     -----------   -----------    -----------
Net assets available for benefits
 December 31, 1999                                     $   558,237    $   797,433     $   218,269   $     5,265    $ 5,338,866
                                                       ===========    ===========     ===========   ===========    ===========

                        LAZARE KAPLAN INTERNATIONAL INC.
                     401(K) PLAN FOR SAVINGS AND INVESTMENTS
                       STATEMENT OF CHANGES IN NET ASSETS
               AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
                      FOR THE YEAR ENDED DECEMBER 31, 1998


                                                                                FUND INFORMATION
                                                        U/S.GOVT     GINNIE      EQUITY                   CAPITAL
                                                        RESERVES      MAE        INCOME       MAGELLAN   RECIATION
                                                        --------     --------   --------     ----------   --------
Additions:
Contributions from participants                          $19,879      $20,814    $97,810        $94,115    $76,600
Interest and dividend income                              10,789       11,575     42,566         51,948     14,051
Loan interest income                                       1,545        2,113      4,215          2,062      1,450
Loan repayments                                            7,424        7,614     19,779          9,591      6,201
                                                        --------     --------   --------     ----------   --------
Total additions/(deductions)                              39,637       42,116    164,370        157,716     98,302
                                                        --------     --------   --------     ----------   --------
Deductions:
Payments to participants                                  (7,022)     (11,102)   (12,714)       (41,030)   (18,455)
Loans to participants                                    (14,881)      (5,610)   (41,081)       (19,446)   (20,597)
                                                        --------     --------   --------     ----------   --------
Total (deductions)/additions                             (21,903)     (16,712)   (53,795)       (60,476)   (39,052)
                                                        --------     --------   --------     ----------   --------
Net increase/(decrease) prior to
     transfers and net realized and
     unrealized appreciation/(depreciation)
     in fair value of investments                         17,734       25,404    110,575         97,240     59,250

Net realized and unrealized
       appreciation/(depreciation) in
       fair value of investments                               0          (42)    42,133        232,314     73,252
Net inter fund transfers                                     709      (23,241)       494         26,793    (41,088)
                                                        --------     --------   --------     ----------   --------
Net increase/(decrease)                                   18,443        2,121    153,202        356,347     91,414

Net assets available for benefits:
   January 1, 1998                                       197,893      186,128    628,003        806,299    501,224
                                                        --------     --------   --------     ----------   --------
Net assets available for benefits
   December 31, 1998                                    $216,336     $188,249   $781,205     $1,162,646   $592,638
                                                        ========     ========   ========     ==========   ========




                                                         GROWTH &  GROWTH    EMPLOYEE     LKI
                                                         INCOME    COMPANY     LOANS      STOCK       TOTAL
                                                        --------  --------   --------     ------    ----------
Additions:
Contributions from participants                          $65,373   $69,622         $0         $0      $444,213
Interest and dividend income                              23,279    27,974          0          0       182,182
Loan interest income                                       1,121     1,764          0          0        14,270
Loan repayments                                            3,428     4,516    (58,553)         0             0
                                                        --------  --------   --------     ------    ----------
Total additions/(deductions)                              93,201   103,876    (58,553)         0       640,665
                                                        --------  --------   --------     ------    ----------
Deductions:
Payments to participants                                    (661)   (2,119)    (2,202)      (524)      (95,829)
Loans to participants                                    (20,735)  (29,401)   151,751          0             0
                                                        --------  --------   --------     ------    ----------
Total (deductions)/additions                             (21,396)  (31,520)   149,549       (524)      (95,829)
                                                        --------  --------   --------     ------    ----------
Net increase/(decrease) prior to
     transfers and net realized and
     unrealized appreciation/(depreciation)
     in fair value of investments                         71,805    72,356     90,996       (524)      544,836

Net realized and unrealized
       appreciation/(depreciation) in
       fair value of investments                          72,388    56,942          0     (2,877)      474,110
Net inter fund transfers                                  35,138     1,195          0          0             0
                                                        --------  --------   --------     ------    ----------
Net increase/(decrease)                                  179,331   130,493     90,996     (3,401)    1,018,946

Net assets available for benefits:
   January 1, 1998                                       288,857   278,055    125,749      8,021     3,020,229
                                                        --------  --------   --------     ------    ----------
Net assets available for benefits
   December 31, 1998                                    $468,188  $408,548   $216,745     $4,620    $4,039,175
                                                        ========  ========   ========     ======    ==========

                        LAZARE KAPLAN INTERNATIONAL INC.

                             401(k) PLAN FOR SAVINGS
                                 AND INVESTMENTS

                          Notes to Financial Statements
                                December 31, 1999

1. DESCRIPTION OF THE PLAN

                  The Lazare Kaplan International Inc. 401(k) Plan for Savings and Investments (the "Plan") became effective January 1, 1990. The Plan is a defined contribution profit-sharing plan applicable to full-time employees who complete at least one year of service or were a full-time employee as of January 1, 1990. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

                  The following description of the Plan provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan's provisions.

                  Employees may elect to contribute, subject to defined limitations, a portion of their salary to the Plan, to be deducted from each paycheck under a deferred arrangement pursuant to Section 401(k) of the Internal Revenue Code. Lazare Kaplan International Inc. (the "Company") intends to match contributions in an amount equal to 50[c] for every pretax dollar contributed up to the first six percent on the first $20,000 of compensation, as defined, providing the Company's pretax earnings for that fiscal year exceed $3,500,000. Matching contributions will be made at the end of each calendar year.

                  The Plan is funded from each payroll directly to Fidelity Investments (the "Custodian"). Each Plan participant's contribution with any employer's contribution, is invested in or among seven funds or the Company's stock at the sole discretion of the participant.

                  All employee contributions are fully vested when made. Employer contributions are earned at a rate of 33-1/3 percent after two years of service, 66-2/3 percent after three years and full vesting after four years of service. Service is based on date of hire. Forfeited balances of terminated participants' non-vested accounts are used to reduce Company contributions.

                  Employees may borrow up to fifty percent of their vested account balance with a minimum loan of $1,000 and a maximum loan of $50,000. Repayment of the loan, made through payroll deductions, must be made over a period not to exceed five years except for the purchase of a primary residence which can be for a period not to exceed twenty years. Interest is charged at 1/4 percent over the prime rate at the time the loan is requested.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

                  Basis of Accounting - The Plan's financial statements have been preprared on the accrual basis of accounting.

                  Valuation of Investments - The Plan's investments are stated at fair value. Unrealized appreciation or depreciation of the securities is reflected in the asset balances. Fair values are determined by the Custodian of the Fidelity Equity Income Fund, Fidelity Magellan Fund, Fidelity Capital Appreciation Fund, Fidelity Growth & Income Portfolio and Fidelity Growth Company Fund based upon closing prices of securities traded on national stock exchanges and at closing bid-and-asked quotations for those securities traded by over-the-counter markets. The Fidelity Ginnie Mae Portfolio is valued primarily on the basis of valuations furnished by a pricing service, which utilizes both dealer-supplied valuations and EDP techniques. The U.S. Government Reserves
Fund is valued utilizing an amortized cost valuation technique. The Company's common stock is valued at the closing price of the common stock on the last day of the Plan year. The participant loans are valued at their outstanding balances, which approximate fair value.

                  Except for the Company's common stock, the Plan's investments are pooled with other investments administered by the Custodian. The combined net investment income from other investments is allocated to each fund participant based upon his or her share of the total shares of the fund. Earnings are accrued daily and posted monthly by the Custodian.

                  Fees and Expenses - The administration fees and expenses of the Plan are paid by the Company and not charged to the Plan.

                  Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that could affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

3. INTERNAL REVENUE STATUS

                  The Plan is intended to be qualified under Section 401(a) of the Internal Revenue Code of 1986 (the "Code") and its related trust is intended to be exempt from taxation under Section 501(a) of the Code. The Plan received a favorable IRS determination letter dated July 12, 1994. Subsequent to that date, the Plan has been amended. The Plan administrator intends to restate the Plan and to apply for a new determination letter in accordance with the requirements of the IRS. The Plan's administrator believes the Plan continues to qualify under the Code.

4.       PLAN TERMINATION

                  It is the intention of the Company to continue the Plan indefinitely. However, the Company has the right to terminate the Plan at any time subject to the provisions of ERISA. In the event of Plan termination, all participants' accounts will be fully vested.

5.       RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

                  The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 1999 and 1998.


                                                            December 31,

                                                     1999              1998
                                                     ----              ----

Net assets available for
 benefits per the financial
 statements                                      $ 5,338,866        $ 4,039,175
Contributions refundable                              (8,410)            (9,364)
Withdrawals payable                                   (4,605)            (1,667)
                                                 -----------        -----------
Net assets available for
 benefits per Form 5500                          $ 5,325,851        $ 4,028,144
                                                 ===========        ===========

5. RECONCILIATION OF FINANCIAL STATMENTS TO FORM 5500
   (continued)

                  The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the years ended December 31, 1999 and 1998:

                                                              Year Ended
                                                             December 31,
                                                        1999             1998
                                                        ----             ----
Benefits paid to participants
 per the financial statements                        $ 133,644        $  95,829
Add: amounts allocated to
 withdrawn participants at
 December 31                                             4,605            1,667
Add: amounts allocated to
 be distributed to participants
 at December 31                                          8,410            9,364
Less: amounts allocated to
 withdrawn participants in
 prior year                                             (1,667)          (2,234)
Less: amounts allocated to be
 distributed to participants
 in prior year                                          (9,364)          (5,905)
                                                     ---------        ---------
Benefits paid to participants
 per Form 5500                                       $ 135,628        $  98,721
                                                     =========        =========

                                                                 EN # 13-6966063
                                                                       Plan #001


                        Lazare Kaplan International Inc.
                             401(k) Plan for Savings
                                 and Investments

          Supplemental Schedule of Assets Held for Investment Purposes
                                   (Item 27a)

                                December 31, 1999


Description                                       Fair Value
-----------                                       ----------
Fidelity U.S. Government Reserves                 $  241,889
Fidelity Ginnie Mae Portfolio                        206,400
Fidelity Equity Income Fund                          903,802
Fidelity Magellan Fund                             1,451,135
Fidelity Capital Appreciation Fund                   956,436
Fidelity Growth & Income Portfolio                   558,237
Fidelity Growth Company Fund                         797,433
LKI Stock                                              5,265
Loans to participants (interest rates
         from 6.25% to 9.25%)                        218,269
                                                  ----------
                                                  $5,338,866
                                                  ==========



Historical cost information is not available and has not been provided for purposes of this schedule.

                                   SIGNATURES

                       Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                         LAZARE KAPLAN INTERNATIONAL INC.
                                         401(k) PLAN FOR SAVINGS
                                           AND INVESTMENT

                                         By: /s/ Leon Tempelsman
                                             ------------------------
                                                Leon Tempelsman
                                                Trustee

Dated:  June 15, 2000

                                  EXHIBIT INDEX


Exhibit
----------
23.1                          Consent of Ernst & Young LLP


                         STATEMENT OF DIFFERENCES

       The cent sign shall be expressed as .........................[c]





